

David Patrick · 3rd

 Shark Wheel

Chief Technology Officer at Shark Wheel

Ladera Ranch, California · 349 connections · **Contact info**

Experience



Shark Wheel
7 yrs 1 mo



Chief Technology Officer
Nov 2012 – Present · 7 yrs 1 mo
Orange County, California Area



Chief Technology Officer
Nov 2012 – Present · 7 yrs 1 mo
Los Angeles / Orange County California

Shark Wheel has created an new category of wheel using a pattern based on the intersection of a cube and a sphere. This radical design has significant performance advantages in virtually every category compared to traditional wheels.

Founder / Co-Owner
Spherical Holdings LLC
Jun 2017 – Present · 2 yrs 6 mos
Lake Forest CA

IP for Seraworld Discoveries

Owner
4sphere
Jan 2005 – Present · 14 yrs 11 mos
Irvine, CA

Alternating Wake Turbines and Rotors. Silent propulsion systems.

Owner
SeraWorld
2003 – Present · 16 yrs
Irvine, CA

Spherical Expansion. Spherical Centrifuges. Isotropic modeling. SeraWorld will be launching to the public in late 2018.

Owner
Provantedge
1997 – 2003 · 6 yrs
Lake Forest California

Skills & Endorsements

Product Design · 10

    Endorsed by **2 of David's colleagues at Shark Wheel**

CAD · 10

geoff Urfavoritehandyman and 9 connections have given endorsements for this skill

Entrepreneurship · 10

    Endorsed by **2 of David's colleagues at Shark Wheel**

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